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DIRECT DIAL NUMBER (212) 455-2812	E-MAIL ADDRESS RFENYES@STBLAW.COM

October 8, 2014

VIA EDGAR

Re:                                   PRA Health Sciences, Inc.
Amendment No. 1 to Registration Statement on Form S-1

Filed September 17, 2014

File No. 333-198644
CIK No. 0001613859

John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of PRA Health Sciences, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 publicly filed on September 8, 2014 (as amended, the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments in its letter dated October 1, 2014 (the “Comment Letter”).

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Summary Historical and Pro Forma Financial Data, page 10

1.              We note your response to comment 2 of our letter dated September 10, 2014. However,

we continue to be concerned with your presentation of Adjusted EBITDA and Adjusted net income and the repeated presentation of these non-GAAP measures on pages 10 and 50. Please revise to address the following:

a.              we continue to be concerned with the volume of adjustments which appear to exclude the types of expenses necessary for your normal operations. We note there are 15 adjustments from EBITDA to Adjusted EBITDA and 18 adjustments from Net (loss)income to Adjusted net income and many of these adjustments are recurring in your operations;

In an effort to streamline the presentation of Adjusted EBITDA and Adjusted net income, the Company has combined certain related items on pages 17 and 57 ,which the Company believes are often presented in the aggregate in other companies’ presentations of non-GAAP financial measures, thereby reducing the number of add-backs.

As discussed with Ms. Nasreen Mohammad and Mr. Steve Lo of the Staff on October 2, 2014, Adjusted EBITDA and Adjusted net income are intended to exclude factors that are not related to the Company’s operating performance. During 2012 and 2013, the Company’s net income was impacted by a number of significant and unusual transactions, including a recapitalization of the Predecessor, the acquisitions of ClinStar and CRI Lifetree and the KKR Transaction, which significantly increased the number of items not related to operating performance impacting net income.  Absent these transactions, the adjustments for 2012 and 2013 would have been more consistent with those for 2009 through 2011, which have as few as five adjustments.  See page 57.

b.              we are unclear of the purpose of providing Adjusted EBITDA and Adjusted net income in the Summary Historical and Pro Forma Financial Data on page 10 and in Selected Historical Consolidated Financial Data of PRA on page 50. We note that such duplicative disclosures may foster undue reliance on these measures;

The Company believes that Adjusted EBITDA and Adjusted net income are key metrics that will be used by analysts and investors in evaluating the Company’s performance. The Company developed this view based on the review of SEC filings, earnings information and analyst reports of peer companies, as well as interactions with analysts, investment bankers and investors.

Given the importance the Company and its advisors expect investors to place on these measures, the Company believes it is important to include the periods beginning in 2012 in the “Prospectus Summary.”  We understand the Staff’s guidance to be that a summary section is intended to highlight the most important points that are presented in greater detail in the prospectus. As a result, the Company believes it appropriate to present Adjusted EBITDA and Adjusted net income in “Selected Historical Financial Data of PRA,” where the presentation begins with 2009, in order to give investors an opportunity to evaluate a five-year history.

c.               your response states that management uses Adjusted EBITDA to evaluate the operating performance of your consolidated business. However, you do not provide analysis and discussion of Adjusted EBITDA in your discussion of results of operations;

The Company notes that the discussion and analysis of its GAAP measures provides management with the opportunity to address the drivers of its performance that would be included in any discussion of Adjusted EBITDA. As a result, the Company does not believe that such a discussion would provide investors with additional information about the Company’s results of operations.

d.              your response states that Adjusted EBITDA is used as an executive compensation metric. However, you do not provide the analysis and discussion of Adjusted EBITDA in your executive compensation discussion;

We note that the Registration Statement includes disclosure on page 122 describing the role of Adjusted EBITDA in the board of director’s determination of discretionary annual bonuses.

e.               your response nor your disclosures have addressed the purpose and/or the usefulness of Adjusted net income; and

The Company has enhanced its disclosure on pages 16 and 56 in an effort to more clearly explain that Adjusted net income is intended to provide investors with an opportunity to evaluate the Company’s income excluding the impact of items that are not indicative of the results of its operating performance. The Company understands that industry analysts and investors consider adjusted net income to be a key metric for understanding the operating performance of companies in its industry. The Company notes that many of its peers (including Charles River Laboratories International, Inc., Covance Inc., Parexel International, Quintiles Transnational Holdings Inc. and WuXi PharmaTech (Cayman) Inc.), as well as other companies in the pharmaceutical industry (including Catalent Inc., Johnson & Johnson and Pfizer Inc.) provide investors with adjusted net income metrics that are designed to present net income excluding the impact of items not related to such company’s underlying operating performance.

f.                 further clarify your disclosure on how these measures facilitate company-to-company comparisons.

As noted above, the Company has enhanced its disclosure on pages 16 and 56 in an effort to clarify how the presentation of Adjusted EBITDA and Adjusted net income facilitate comparisons of the Company’s operating performance with that of other companies.

Result of Operations, page 63

Predecessor 2013 Period and Successor 2013 period Compared to Year Ended December 31, 2012, page 67

2.              We note your response to comment 4 our letter date September 10, 2014. Please delete your disclosures of the direct comparisons between predecessor 2013 period to year 2012 [page 67] and successor 2013 period to year 2012 [page 70] as it is not meaningful to investors to compare partial year results to full year results.” Please provide insight into why these financial statement accounts changed by focusing on the underlying drivers for the change for each period presented. For example, for service revenue please discuss why there was an increase in billable hours and a decrease in the effective rate of the hours billed over the same period of the prior year. Additionally, we note you provide reasons for the changes of direct costs and other operating expenses as a percentage of revenues. Please revise to quantify the significant factors that contributed to the changes, to the extent practicable. Refer to Item 303(a) of Regulation S-K and FRC 501.04 for additional guidance.

The Company has revised its disclosure on pages 72-76 to remove direct comparisons between the year ended December 31, 2012 and the Predecessor 2013 and the Successor 2013 periods. The Company has included additional disclosure on pages 72-76 relating to the drivers of results for the periods presented. The Company has also included additional quantification on pages 72-76 of factors contributing to the described changes.

Liquidity and Capital Resources, page 72

Discussion of Cash Flows, page 72

3.              We note your response to comment 6 our letter date September 10, 2014. Please revise your liquidity and capital resources disclosures on page 73-74 of the comparisons between predecessor 2013 period to year 2012 and successor 2013 period to year 2012 as it is not meaningful to investors to compare partial year to full year results. In addition, please revise to further discuss the underlying drivers for the changes in cash flows such as why there were changes in accounts receivable for each period presented. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-9144.

The Company has revised the disclosure on pages 76-78 to remove direct comparisons between the year ended December 31, 2012 and Predecessor 2013 and Successor 2013 periods. The Company has included additional disclosure on pages 76-78 relating to the drivers of changes of cash flows for the periods presented.

Exhibits

4.              We note that Exhibit 10.14 appears to be missing Exhibit B. With your next amendment, please file Exhibit 10.14 in its entirety as required by Item 601(b)(10) of Regulation S-K or advise us as appropriate.

We note that Exhibit 10.14 does not have an Exhibit B. Exhibit 10.14 does, however, have an Annex B, which is included in Amendment No. 1 to the Registration Statement.

Additionally, as originally noted in the letter dated September 19, 2014 from Linda Baddour, Executive Vice President and Chief Financial Officer of the Company, to the Staff, the Company continues to believe that the low end of the price range for shares of common stock will not be lower than $20.00 per share and that the high end of the range will not be higher than $25.00 per share. The Company expects to include a bona fide estimated price range, as required by item 501(c) of Regulation S-K, in the filing of the Registration Statement made in connection with the launch of the roadshow.

* * * * * * *

Please do not hesitate to call me at (212) 455-2812 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Richard A. Fenyes, Esq.
Richard A. Fenyes, Esq.

cc:	Securities and Exchange Commission
Steve Lo Nasreen Mohammad Erin Wilson David Link

PRA Health Sciences, Inc.
Timothy McClain

Latham & Watkins LLP
Marc Jaffe
Rachel Sheridan